Filed pursuant to Rule 424(b)(3)
Registration Statement No. 333-194690
PROSPECTUS

Up to 4,693,700 Common Shares Issuable Upon Exercise of
 Outstanding Warrants

This prospectus relates to up to 4,693,700 common shares, par value $0.01 per share, which, as of the date of this Prospectus, are issuable upon the exercise of the warrants originally issued on June 11, 2014, or the Warrants. As of the date of this Prospectus, each Warrant has an exercise price of $2.80 and entitles its holder to purchase 0.89 common shares, as may be further adjusted (see "Description of Warrants" section). The Warrants were issued as part of a registered public offering that closed on June 11, 2014, or the Offering.
Our common stock is currently listed on the Nasdaq Capital Market under the symbol "TOPS." On August 4, 2016, the reported closing price per share of our common stock was $5.30.
Investing in our securities involves certain risks. See risk factors beginning on page 5 of this prospectus for a discussion of information that should be considered in connection with an investment in our common shares.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

August 10, 2016

TABLE OF CONTENTS
PROSPECTUS SUMMARY	1
THE OFFERING	4
RISK FACTORS	5
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	7
USE OF PROCEEDS	8
DIVIDEND POLICY	9
CAPITALIZATION	10
DILUTION	12
PRICE RANGE OF OUR COMMON SHARES	13
DESCRIPTION OF CAPITAL STOCK	14
DESCRIPTION OF WARRANTS	19
PLAN OF DISTRIBUTION	21
MARSHALL ISLANDS COMPANY CONSIDERATIONS	22
TAXATION	26
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION	28
LEGAL MATTERS	29
EXPERTS	29
ENFORCEABILITY OF CIVIL LIABILITIES	29
WHERE YOU CAN FIND ADDITIONAL INFORMATION	29

You should rely only on information contained in this prospectus. We have not authorized anyone to give any information or to make any representations other than those contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is not an offer to sell, and it is not soliciting an offer to buy, (1) any securities other than our common shares and Warrants or (2) our common shares and Warrants in any circumstances in which such an offer or solicitation is unlawful. The information contained in this prospectus may change after the date of this prospectus. Do not assume after the date of this prospectus that the information contained in this prospectus is still correct. Information contained on our website, www.topships.org, does not constitute part of this prospectus.

PROSPECTUS SUMMARY
This section summarizes some of the information that is contained in this prospectus. As an investor or prospective investor, you should review carefully the more detailed information that appears later in this prospectus and the information incorporated by reference in this prospectus. Unless otherwise indicated, the information presented in this prospectus gives effect to a one-for-ten reverse stock split of our issued and outstanding common shares effective on February 22, 2016.
Unless the context otherwise requires, as used in this prospectus, the terms "Company," "we," "us," and "our" refer to TOP SHIPS INC. and all of its subsidiaries, and "TOP SHIPS INC." refers only to TOP SHIPS INC. and not to its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Our reporting currency is in the U.S. dollar and all references in this prospectus to "$" or "dollars" are to U.S. dollars. Throughout this prospectus, the conversion from Euros to U.S. dollars is based on the U.S. dollar/Euro exchange rate of 1.093 as of December 31, 2015, unless otherwise specified.
Our Company
We are an international owner and operator of modern, fuel efficient eco medium range, or MR, tanker vessels focusing on the transportation of crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. As of the date of this prospectus, our fleet consists of two chartered-in 50,000 dwt product/chemical tankers vessels, the M/T Stenaweco Energy and the M/T Stenaweco Evolution, two 39,000 dwt product/chemical tankers vessels, the M/T Eco Fleet and the M/T Eco Revolution, one 50,000 dwt product/chemical tanker, the M/T Stenaweco Excellence, and one 50,000 dwt product/chemical tanker scheduled for delivery from Hyundai Mipo Dockyard Co., Ltd., in the third quarter of 2016.
We intend to continue to review the market in order to identify potential acquisition targets on accretive terms.
We believe we have established a reputation in the international ocean transport industry for operating and maintaining vessels with high standards of performance, reliability and safety. We have assembled a management team comprised of executives who have extensive experience operating large and diversified fleets of tankers and who have strong ties to a number of national, regional and international oil companies, charterers and traders.
The Fleet
The following tables present our fleet list as of the date of this prospectus:
Chartered-in fleet:

Name	Deadweight	Charterer	Charter Duration	Gross Rate fixed period/ options
M/T Stenaweco Energy	49,737	Stena Weco A/S	4+1+1 years	$16,500 / $17,350 / $18,100
M/T Stenaweco Evolution	49,760	Stena Weco A/S	4+1+1 years	$16,200 (first 3 years) and $16,350 (4th year) / $17,200 / $18,000

Operating fleet:

Name	Deadweight	Charterer	Charter Duration	Gross Rate fixed period/ options
M/T Eco Fleet	39,208	BP Shipping Limited	3+1+1 years	$15,200 / $16,000 / $16,750
M/T Eco Revolution	39,208	BP Shipping Limited	3+1+1 years	$15,200 / $16,000 / $16,750
M/T Stenaweco Excellence	49,737	Stena Weco A/S	3+1+1 years	$16,200 / $17,200 / $18,000

Newbuilding fleet:

Name	Deadweight	Expected Delivery	Charterer	Charter Duration	Gross Rate fixed period/ options
Hull No S417 (tbn Nord Valiant)	50,000	Q3 2016	DS Norden A/S	5+1+1 years	$16,800 / $17,600 / $18,400

Recent Developments
On March 24, 2016, we drew down $1.5 million under our revolving credit facility with Family Trading Inc., or Family Trading.
On May 11, 2016, our subsidiary entered into a senior debt facility of up to $23.2 million with Norddeutsche Landesbank Girozentrale bank of Germany, or the NORD/LB Bank Facility, to partially finance the delivery of the M/T Stenaweco Excellence.  The facility bears interest at LIBOR plus a margin of 3.43%.
The NORD/LB Bank Facility contains various covenants, including (i) an asset cover ratio of 125% for the first three years and 143% thereafter, (ii) a ratio of total net debt to the aggregate market value of our fleet, current or future, of no more than 75% and (iii) minimum free liquidity of $0.8 million per vessel and $0.5 million per bareboated chartered-in vessel. The NORD/LB Bank Facility also contains restrictions on our and our shipowning subsidiary's ability to incur further indebtedness or guarantees and restricts us and our shipowning subsidiary from paying dividends if such a payment would result in an event of default or in a breach of covenants under the loan agreement.
Additionally, it is an event of default under the NORD/LB Bank Facility if, among other things, without prior written consent from our lenders, (i) any member of Mr. Evangelos J. Pistiolis' family (either directly or through trusts or foundations) ceases to own less than 20% of our common shares, (ii) Mr. Evangelos J. Pistiolis ceases to be our Chairman or our Chief Executive Officer, or (iii) our shares cease to be listed on Nasdaq.
On May 13, 2016, we drew down $23.2 million under the NORD/LB Bank Facility and on May 20, 2016, we took delivery of the M/T Stenaweco Excellence, a 50,000 dwt product/chemical tanker. On May 23, 2016, the M/T Stenaweco Excellence commenced its time charter with Stena Weco A/S.
On May 17, 2016, we drew down $0.6 million under our revolving credit facility with Family Trading.
On August 1, 2016, we amended the ABN Facility to increase the borrowing limit to $64.4 million and added another tranche to the loan, "Tranche C", which is secured by M/T Nord Valiant. This additional $20 million of Tranche C will be used to partly finance the remaining shipyard installments of M/T Nord Valiant due for delivery on August 10, 2016. Tranche C is repayable in 12 consecutive quarterly installments of $0.55 million each and 12 consecutive quarterly installments of $0.36 million each, commencing on November 2016 plus a balloon installment of $9.05 million payable together with the last installment in August 2022. Apart from the inclusion of M/T Nord Valiant as a collateralized vessel, no other material changes were made to the ABN Facility.
On August 4, 2016, we drew down $20.0 million under the ABN Facility.
Nasdaq Listing

On January 26, 2016, we received a notification from Nasdaq stating that because the market value of our publicly held shares for the previous 30 consecutive business days was below the minimum $5 million requirement for continued listing on the Nasdaq Global Select Market, we were not in compliance with Nasdaq Listing Rule 5450(b)(1)(C). The applicable grace period to regain compliance was 180 calendar days from the date of the notice.

On July 27, 2016, we transferred our Nasdaq listing from the Nasdaq Global Select Market to the Nasdaq Capital Market.  Our common shares continue to trade on Nasdaq under the symbol "TOPS".  The Nasdaq Capital Market is a continuous trading market that operates in substantially the same manner as the Nasdaq Global Select Market.  The Company currently fulfills the listing requirements of the Nasdaq Capital Market and the approval of the transfer cured our deficiency under Nasdaq Listing Rule 5450(b)(1)(C).

Corporate Structure
Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed Top Tankers Inc. in May 2004. In December 2007, Top Tankers Inc. was renamed Top Ships Inc.
Our common stock is currently listed on the Nasdaq Capital Market under the symbol "TOPS." The current address of our principal executive office is 1 Vasilisis Sofias and Megalou Alexandrou Str, 15124 Maroussi, Greece. The telephone number of our registered office is +30 210 812 8000. Our corporate website address is www.topships.org. The information contained on our website does not constitute part of this prospectus.

Risk Factors
We face a number of risks associated with our business and industry and must overcome a variety of challenges to utilize our strengths and implement our business strategy. These risks include, among others, inability to finance newbuilding and other capital projects; inability to successfully employ our vessels; changes in the international shipping market, including supply and demand, charter hire and utilization rates, and commodity prices; increased costs of compliance with regulations affecting the international shipping industry; a downturn in the global economy; hazards inherent in the international shipping industry and marine operations resulting in liability for personal injury or loss of life, damage to or destruction of property and equipment, pollution or environmental damage; and inability to comply with loan covenants.
This is not a comprehensive list of risks to which we are subject, and you should carefully consider all the information in this prospectus in connection with your ownership of our common shares and Warrants. In particular, we urge you to carefully consider the risk factors set forth in the section of this prospectus entitled "Risk Factors" beginning on page 5.

THE OFFERING
Securities offered by us
As of the date of this prospectus, up to 4,693,700 common shares are issuable from time to time upon exercise of the Warrants, as may be further adjusted. Each Warrant has an exercise price of $2.80 and each Warrant entitles the holder to purchase 0.89 common shares, as may be further adjusted. The Warrants expire on June 11, 2019.

Common shares to be outstanding immediately after this offering	8,246,081 shares of our common stock if the Warrants are exercised in full.

Use of proceeds
The net proceeds if all the warrant holders, as of the date of this prospectus, exercise their Warrants will be approximately $13.1 million; however, we are unable to predict the timing or amount of potential Warrant exercises.  As such we have not allocated any proceeds of such exercises to any particular purpose. Accordingly, all such proceeds will be used for general corporate purposes and working capital. It is possible that some or all of the Warrants may expire and may never be exercised.

Please see "Use of Proceeds."

Listing	Our common shares are listed for trading on the Nasdaq Capital Market under the symbol "TOPS."

Risk Factors
Investing in our Warrants and common shares involves substantial risk. You should carefully consider all of the information in this prospectus and any information incorporated by reference prior to investing in our common shares. In particular, we urge you to consider carefully the factors set forth in the section of this prospectus entitled "Risk Factors" beginning on page 5.

Unless we indicate otherwise, all information in this prospectus is based upon 3,552,381 common shares issued and outstanding as of August 5, 2016.

RISK FACTORS
An investment in our common shares and Warrants involves risks and uncertainties. You should carefully consider the risks described below, as well as the other information included in this prospectus before deciding to invest in our common shares. Please also refer to the additional risk factors identified in our annual report on Form 20-F for the year ended December 31, 2015, filed with the SEC on April 26, 2016, and other documents of the Company incorporated by reference into this prospectus.
RISKS RELATING TO OUR COMMON SHARES AND WARRANTS AND TO THE OFFERING
Holders of our Warrants have no rights as a shareholder until such holders exercise their Warrants and acquire our common shares.
Until you acquire our common shares upon exercise of your Warrants, you have no rights with respect to the common shares underlying such Warrants. Upon exercise of your Warrants, you will be entitled to exercise the rights of a shareholder only as to matters of which the record date occurs after the exercise date. The Warrants do not confer any rights of common share ownership on their holders, such as voting rights or the right to receive dividends, but rather merely represent the right to acquire common shares at the current exercise price of $2.80 for a limited period of time. Specifically, each Warrant currently has an exercise price of $2.80 and entitles its holder to purchase 0.89 common shares, as may be further adjusted, for up to five years from the date of issuance, after which date any unexercised Warrants will expire and have no further value. Moreover, the market value of the Warrants is uncertain. There can be no assurance that the market price of the common shares will ever equal or exceed the exercise price of the Warrants, and consequently, whether it will ever be profitable for holders of the Warrants to exercise the Warrants.
There is no public market for the Warrants.
The Warrants issued in the Offering are not listed for trading on any stock exchange. There is no established public trading market for the Warrants and we do not expect a market to develop. Without an active market, the liquidity of the Warrants is and will be limited. Further, the existence of the Warrants may act to reduce both the trading volume and the trading price of our common shares.
We may issue additional common shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our common shares.
We have authorized 1,000,000,000 common shares for issuance, and 3,552,381 common shares are issued and outstanding as of August 5, 2016. We may issue additional common shares or other equity securities of equal or senior rank in the future in connection with, among other things, future vessel acquisitions, repayment of outstanding indebtedness or our equity incentive plan, without shareholder approval, in a number of circumstances. Our existing shareholders may experience significant dilution if we issue shares in the future at prices significantly below the price at which previous shareholders invested.
Our issuance of additional common shares or other equity securities of equal or senior rank could have the following additional effects:
•	our existing shareholders' proportionate ownership interest in us will decrease;
•	decrease our earnings per share if we become profitable;
•	the amount of cash available for dividends payable on our common shares may decrease;
•	the relative voting strength of each previously outstanding common share may be diminished; and
•	the market price of our common shares may decline.

In addition, future sales of our common shares or other securities in the public markets, or the perception that these sales may occur, could cause the market price of our common shares to decline, and could materially impair our ability to raise capital through the sale of additional securities.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This prospectus includes "forward-looking statements," as defined by U.S. federal securities laws, with respect to our financial condition, results of operations and business and our expectations or beliefs concerning future events. Words such as, but not limited to, "believe," "expect," "anticipate," "estimate," "intend," "plan," "targets," "projects," "likely," "will," "would," "could" and similar expressions or phrases may identify forward-looking statements.
All forward-looking statements involve risks and uncertainties. The occurrence of the events described, and the achievement of the expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results.
The forward-looking statements in this prospectus are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies, which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these assumptions and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the shipping market, including the effect of changes in the Organization of the Petroleum Exporting Countries' petroleum production levels and worldwide oil consumption and storage, changes in regulatory requirements affecting vessel operations, changes in Top Ships Inc.'s operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, changes in the price of our capital investments, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists, and other important factors described from time to time in the reports filed by us with the SEC.
See the section entitled "Risk Factors," beginning on page 5, for a more complete discussion of these risks and uncertainties and for other risks and uncertainties. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

USE OF PROCEEDS
The net proceeds if all the warrant holders, as of the date of this prospectus, exercise their Warrants will be approximately $13.1 million; however, we are unable to predict the timing or amount of potential Warrant exercises.  As such we have not allocated any proceeds of such exercises to any particular purpose. Accordingly, all such proceeds will be used for general corporate purposes and working capital. It is possible that some or all of the Warrants may expire and may never be exercised.

DIVIDEND POLICY
The declaration and payment of any future dividends shall remain subject to the discretion of the Board of Directors and shall be based on general market and other conditions including our earnings, financial strength and cash requirements and availability, restrictions in our loan agreements, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors.
Further, our ABN Senior Credit Facility and NORD/LB Bank Facility restrict us and our shipowning companies from paying dividends if such a payment would result in an event of default or in a breach of covenants under the loan agreement.

CAPITALIZATION
The following table sets forth our consolidated capitalization at December 31, 2015:
•	on an actual basis;
•	on an adjusted basis to give effect to the following transactions, which occurred during the period from January 1, 2016 to August 5, 2016:
o	the issuance of 1,355,816 restricted common shares to Family Trading on January 12, 2016, as consideration for the assumption of an outstanding $3.8 million balance payable on the early termination of the bareboat charter for the M/T Delos (the "Delos Termination Fee");
o	the drawdown of $22.2 million under the ABN Senior Credit Facility on January 15, 2016, for the partial financing of vessel M/T Eco Revolution;
o	the issuance of 68,674 restricted common shares to Sovereign Holdings Inc., on February 25, 2016, pursuant to an one-off performance bonus granted to our CEO;
o	two issuances of 25,000 common shares upon the exercise of two equal increments of 28,090 Warrants on February 26, 2016, and March 2, 2016, respectively;
o	the drawdown of $1.5 million and $0.6 million under the revolving credit facility with Family Trading on March 24, 2016 and May 17, 2016, respectively;
o	$1.5 million of scheduled debt repayments under the ABN Senior Credit facility ($0.5 million on January 13, 2016, $0.5 million on April 13, 2016, and $0.5 million on April 15, 2016);
o	the drawdown of $23.2 million under the NORD/LB Bank Facility on May 13, 2016, for the partial financing of vessel M/T Stenaweco Excellence; and
o	the drawdown of $20.0 million under the ABN Facility on August 4, 2016, for the partial financing of vessel M/T Nord Valiant.
•	on a further adjusted basis to give effect to:
o	the exercise of the remaining 5,273,820 Warrants at the current exercise price of $2.80, which would result in an issuance of 4,693,700 common shares.

The information set forth in the table gives effect to a one-for-ten reverse split of our common shares effective as of February 22, 2016.
	As at December 31, 2015
(Expressed in thousands of U.S. Dollars, except number of shares and per share data)	Actual	As Adjusted	As Further Adjusted
Debt:(1)
Current portion of long term debt	2,013	8,259	8,259
Debt from related parties	3,850	5,950	5,950
Non-current portion of long term debt	19,687	77,326	77,326
Total debt	25,550	91,535	91,535
Shareholders' equity:
Preferred stock, $0.01 par value; 20,000,000 shares authorized; none issued	—	—	-
Common stock, $0.01 par value; 1,000,000,000 shares authorized; 2,077,895 shares issued and outstanding at December 31, 2015 3,552,381 shares issued and outstanding at December 31, 2015 as adjusted and 8,246,081 shares issued and outstanding at December 31, 2015 as further adjusted	21	36	83
Additional paid-in capital	318,425	322,539	335,634
Accumulated deficit	(284,293)	(284,485)	(284,485)

Total equity	34,153	38,090	51,232
Total capitalization	59,703	129,625	142,767

(1) Our long term indebtedness (both current and non-current portions), is secured by mortgages on our owned ships and is guaranteed by us. The related party indebtedness is unsecured.

DILUTION
Our net tangible book value as of December 31, 2015, was approximately $22,660,000, or approximately $10.91 per share. Net tangible book value per share represents our total tangible assets less total liabilities, divided by the number of shares of common stock outstanding as of December 31, 2015.
After giving effect to the exercise of 5,330,000 warrants sold in the offering that remained outstanding at December 31, 2015, at an exercise price of $2.80 per warrant share which would have resulted in 4,743,700 shares of common stock being issued, our as adjusted net tangible book value as of December 31, 2015, would have been approximately $35,942,000, or approximately $5.27 per share. This represents an immediate decrease in net tangible book value of $5.64 per share to existing stockholders of our Company and an immediate increase in the net tangible book value of $2.47 per share to warrants exercised from this offering, as illustrated in the following table:

Exercise price per warrant	$2.80
Net tangible book value per share as of December 31, 2015	$10.91
Decrease in net tangible book value per share attributable to existing stockholders	$(5.64)
Adjusted net tangible book value per share as of December 31, 2015, after giving effect to the exercise of 5,330,000 warrants	$5.27
Increase in net tangible book value per share to holders of warrants purchased in this offering	$2.47

The above discussion and tables do not include the following (as of August 5, 2016):
•	the issuance of 1,355,816 restricted common shares to Family Trading on January 12, 2016, as consideration for the assumption of the outstanding balance of the M/T Delos Termination Fee,
•	the issuance of 68,674 restricted common shares to Sovereign Holdings Inc. on February 25, 2016, pursuant to a one-off performance bonus granted to our Chief Executive Officer.

PRICE RANGE OF OUR COMMON SHARES
You should carefully review the high and low prices of our common shares in the tables for the months, quarters and years indicated under the heading Item 9. "The Offer and Listing" in our annual report on Form 20-F for the year ended December 31, 2015, which is incorporated by reference herein.
Our common shares currently trade on the Nasdaq Capital Market under the symbol "TOPS." All share prices have been adjusted to reflect the 1-for-10 reverse stock split of our common shares effected on February 22, 2016. The high and low market prices for our common stock for the periods indicated were as follows:
	High	Low
For the Month
August (through August 4, 2016)	$8.40	$4.35
July 2016	$4.90	$1.48
June 2016	$3.01	$1.45
May 2016	$2.73	$2.06
April 2016	$3.44	$1.81

DESCRIPTION OF CAPITAL STOCK
Purpose
Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Marshall Islands Business Corporations Act, or BCA. Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws, as amended, do not impose any limitations on the ownership rights of our shareholders.
Authorized Capitalization
Our authorized capital stock consists of 1,000,000,000 common shares, par value $0.01 per share, of which 3,552,381 shares were issued and outstanding as of August 5, 2016 and 20,000,000 preferred shares with par value of $0.01, of which no shares are issued and outstanding. Our Board of Directors has the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolution or resolutions providing for the issue of such preferred stock.
As of the date of this prospectus, there are also 5,273,820 Warrants outstanding and each Warrant currently has an exercise price of $2.80 and entitles its holder to purchase 0.89 common shares, as may be further adjusted, and 300,000 Representative Warrants entitling their holders to 30,000 shares outstanding that are currently exercisable at $25 per share, as may be further adjusted.
Share History
Share Issuances
Our predecessor, Ocean Holdings Inc., was formed as a corporation in January 2000 under the laws of the Republic of the Marshall Islands and renamed Top Tankers Inc. in May 2004. In December 2007, Top Tankers Inc. was renamed Top Ships Inc. Our common shares are currently listed on the Nasdaq Capital Market under the symbol "TOPS."
On March 19, 2014, we acquired five newbuilding vessels under construction, the M/T Stenaweco Evolution, the M/T Eco Fleet, the M/T Eco Revolution, M/T Stenaweco Excellence, and Hull No. 417 (tbn M/T Nord Valiant) through share purchase agreements with their respective shipowning company which were affiliated with our President, Chief Executive Officer and Director, Evangelos J. Pistiolis and unrelated third parties for an aggregate purchase price of $43.3 million, paid as follows: $2.5 million in cash and $40.8 million in 583,321 newly-issued common shares, issued at $70.00 per share.
On April 21, 2014, we effected a 1-for-7 reverse stock split of our common stock. There was no change in the number of our authorized common shares.
On June 11, 2014, we completed a public offering of 1,000,000 of our common shares and warrants to purchase 500,000 of our common shares at $20.00 per common share and $0.00001 per warrant (one warrant was originally given the right to purchase one common share). The warrants had an exercise price of $25.00 per share, were exercisable immediately, and expire five years from the date of issuance. In addition, the underwriters partially exercised their overallotment option to purchase an additional 66,000 common shares and warrants to purchase 33,000 common shares.  The underwriters also received as compensation representative warrants, or the Representative Warrants, to purchase 30,000 of our common shares at $25 per share. As of the date of this prospectus, an aggregate of 56,180 Warrants have been exercised for a total issuance of 50,000 common shares. No Representative Warrants have been exercised to date.
On December 23, 2015, we entered into an agreement with Family Trading for the latter to assume the outstanding $3.8 million balance payable on the early termination of the bareboat charter for the M/T Delos. As consideration for the assumption of this liability, on January 12, 2016, we issued 1,355,816 of our common shares to Family Trading. We retain the right to buy back up to 60% of these shares at any time until December 31, 2016.

On February 22, 2016, we effected a 1-for-10 reverse stock split of its common stock. There was no change in the number of our authorized common shares.
On February 25, 2016, we issued 68,674 restricted common shares to Sovereign Holdings Inc., a company that may be deemed to be owned by the Lax Trust, an irrevocable trust established for the benefit of certain family members of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director.
On February 26, 2016, and March 2, 2016, we issued 25,000 common shares, respectively, upon the exercise of two equal increments of 28,090 Warrants, respectively.
Equity Incentive Plan
In April 2005, our Board of Directors adopted our 2005 Stock Incentive Plan, which was amended and restated in December 2009, or the Amended and Restated 2005 Plan, under which our officers, key employees and directors were eligible to receive grants of stock appreciation rights, dividend equivalent rights, restricted stock, unrestricted stock, restricted stock units, and performance shares at the discretion of our Board of Directors.
On February 12, 2013, we granted 714 shares to our President, Chief Executive Officer and Director, Evangelos J. Pistiolis, which were issued to Sovereign. The shares vested six months from the date of grant, however, as the shares granted to Mr. Pistiolis did not contain any future service vesting conditions, all such shares were considered vested shares on the grant date. The fair value of each share on the grant date was $73.5.
On September 26, 2013, we granted 1,285 shares to two of our officers. The shares vested six months from the date of grant, however, as these shares did not contain any future service vesting conditions, all such shares were considered vested shares on the grant date. The fair value of each share on the grant date was $131.6.
On December 18, 2013, we granted 714 shares to our President, Chief Executive Officer and Director, Evangelos J. Pistiolis which were issued to Sovereign on January 17, 2014. The shares vested six months from the date of grant, however, as the shares granted to Mr. Pistiolis did not contain any future service vesting conditions, all such shares were considered vested shares on the grant date. The fair value of each share on the grant date was $112.00.
The Amended and Restated 2005 Plan expired in April 2015.
On April 15, 2015, our Board of Directors adopted the 2015 Stock Incentive Plan, or the 2015 Plan, under which our directors, officers, key employees as well as consultants and service providers may be granted non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalents, unrestricted stock and other-equity based-related awards. A total of 190,000 common shares were reserved for issuance under the 2015 Plan, which is administered by the Compensation Committee of the Board of Directors.
On April 15, 2015, we granted 183,000 restricted shares under the 2015 Plan to Central Mare Inc., a related party affiliated with the family of Evangelos J. Pistiolis, our President, Chief Executive Officer and Director. The shares will vest equally over a period of eight years from the date of grant. The fair value of each share on the grant date was $10.90.
On June 30, 2015, 22,875 shares of the 2015 Plan vested. The fair value of each share on the vesting date was $10.30.
Shareholder Meetings
Under our Amended and Restated By-Laws, annual shareholder meetings will be held at a time and place selected by our Board of Directors. The meetings may be held in or outside of the Marshall Islands. Special meetings of the shareholders, unless otherwise prescribed by law, may be called for any purpose or purposes at any time exclusively by the Board of Directors. Notice of every annual and special meeting of shareholders shall be given at least 15 but not more than 60 days before such meeting to each shareholder of record entitled to vote thereat.

Directors
Our directors are elected by a plurality of the votes cast at a meeting of the shareholders by the holders of shares entitled to vote in the election. Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws prohibit cumulative voting in the election of directors.
The Board of Directors must consist of at least one member and not more than twelve, as fixed from time to time by the vote of not less than 66 2/3% of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of shareholders and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. The Board of Directors has the authority to fix the amounts which shall be payable to the members of our Board of Directors, and to members of any committee, for attendance at any meeting or for services rendered to us.
Classified Board
Our Amended and Restated Articles of Incorporation provide for the division of our Board of Directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our Board of Directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay shareholders who do not agree with the policies of the Board of Directors from removing a majority of the Board of Directors for two years.
Election and Removal
Our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws require parties other than the Board of Directors to give advance written notice of nominations for the election of directors. Our Third Amended and Restated Articles of Incorporation provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 80% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.
Dissenters' Rights of Appraisal and Payment
Under the BCA, our shareholders have the right to dissent from various corporate actions, including certain mergers or consolidations or sales of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares, subject to exceptions. For example, the right of a dissenting shareholder to receive payment of the fair value of his shares is not available if for the shares of any class or series of shares, which shares at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either (1) listed on a securities exchange or admitted for trading on an interdealer quotation system or (2) held of record by more than 2,000 holders. In the event of any further amendment of the articles, a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the High Court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting shareholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

Shareholders' Derivative Actions
Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates. On November 20, 2014, we amended our Amended and Restated By-Laws to provide that unless we consent in writing to the selection of alternative forum, the sole and exclusive forum for (i) any shareholders' derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company or the Company's shareholders, (iii) any action asserting a claim arising pursuant to any provision of the BCA, or (iv) any action asserting a claim governed by the internal affairs doctrine shall be the High Court of the Republic of the Marshall Islands, in all cases subject to the court's having personal jurisdiction over the indispensable parties named as defendants.
Anti-takeover Provisions of our Charter Documents
Several provisions of our Third Amended and Restated Articles of Incorporation and Amended and Restated By-Laws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.
Business Combinations
Our Third Amended and Restated Articles of Incorporation include provisions which prohibit the Company from engaging in a business combination with an interested shareholder for a period of three years after the date of the transaction in which the person became an interested shareholder, unless:
•	prior to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the Board approved either the business combination or the transaction that resulted in the shareholder becoming an interested shareholder;
•	upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced;
•	at or subsequent to the date of the transaction that resulted in the shareholder becoming an interested shareholder, the business combination is approved by the Board and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested shareholder; and
•	the shareholder became an interested shareholder prior to the consummation of the initial public offering.
Limited Actions by Shareholders
Our Third Amended and Restated Articles of Incorporation and our Amended and Restated By-Laws provide that any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders.
Our Third Amended and Restated Articles of Incorporation and our Amended and Restated By-Laws provide that only our Board of Directors may call special meetings of our shareholders and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our Board of Directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Blank Check Preferred Stock
Under the terms of our Third Amended and Restated Articles of Incorporation, our Board of Directors has authority, without any further vote or action by our shareholders, to issue up to 20,000,000 shares of blank check preferred stock. Our Board of Directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.
Super-majority Required for Certain Amendments to Our By-Laws
On February 28, 2007, we amended our by-laws to require that amendments to certain provisions of our by-laws may be made when approved by a vote of not less than 66 2/3% of the entire Board of Directors. These provisions that require not less than 66 2/3% vote of the Board of Directors to be amended are provisions governing: the nature of business to be transacted at our annual meetings of shareholders, the calling of special meetings by our Board of Directors, any amendment to change the number of directors constituting our Board of Directors, the method by which our Board of Directors is elected, the nomination procedures of our Board of Directors, removal of our Board of Directors and the filling of vacancies on our Board of Directors.
Transfer Agent
The registrar and transfer agent for our common shares is Computershare Trust Company, Inc.
Listing
Our common shares traded on the Nasdaq Capital Market under the symbol "TOPS."

DESCRIPTION OF WARRANTS
The following is a brief description of the Warrants issued in the Offering, which relate to the common shares being offered by this prospectus upon exercise of such Warrants. This summary does not purport to be complete in all respects. This description is subject to and qualified entirely by the terms of the form of the Warrant filed as an exhibit to the Registration Statement of which this prospectus is a part.
Exercisability
We issued 5,330,000 Warrants to investors on June 11, 2014, of which 5,273,820 Warrants are currently outstanding. Each Warrant currently entitles the holder to purchase 0.89 common shares. The Warrants are exercisable immediately and at any time up to the date that is five years from the date of issuance. The Warrants are exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice and payment in full for the number of our common shares purchased upon such exercise (except in the case of a cashless exercise as discussed below). Unless otherwise specified in the Warrant, the holder will not have the right to exercise any portion of the Warrant if the holder (together with its affiliates) would beneficially own in excess of 4.99% (subject to an increase or decrease by a holder to any other percentage not in excess of 9.99% upon 61 days' prior written notice to us and any such increase or decrease will apply only to the holder sending such notice and not to any other holder of Warrants) of the number of common shares outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants.
Exercise Price
The current exercise price for each Warrant share is $2.80 and the number of our common shares purchasable by each Warrant is 0.89 common shares. The exercise price of each Warrant is subject to adjustments pursuant to the terms of the Warrant (see the section entitled "Anti-Dilution Provisions").
Cashless Exercise
In the event that common shares underlying the Warrants are no longer registered under the Securities Act of 1933, as amended, the holder may, in its sole discretion, exercise the Warrant in whole or in part and, in lieu of making cash payment otherwise contemplated to be made to us upon such exercise in payment of the aggregate exercise price, elect instead to receive upon such exercise the net number of common shares determined according to the formula set forth in the Warrant.
Transferability
Subject to applicable laws, the Warrants may be transferred at the option of the holders upon surrender of the Warrants to us together with the appropriate instruments of transfer.
Anti-Dilution Provisions
The exercise price and the number of shares issuable upon exercise are subject to adjustment in the event of sales of our common shares at a price per share less than the exercise price then in effect (or securities convertible or exercisable into common shares at a conversion or exercise price less than the exercise price then in effect). In addition, the exercise price and the number of shares issuable upon exercise are also subject to adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares, and also upon any distributions of assets, including cash, stock or other property to our shareholders.
Fundamental Transaction
Upon the consummation of a Fundamental Transaction (as defined in the Warrant), the holder of the Warrant will have the right to receive, upon exercise of the Warrant, the same amount and kind of securities, cash or property as it would have been entitled to receive upon the occurrence of such Fundamental Transaction if it had been, immediately prior to such Fundamental Transaction, the holder of the number of shares then issuable upon exercise in full of the Warrant without regard to any limitations on exercise contained in the Warrant.

A "Fundamental Transaction" is defined under the Warrants as when (i) we or any of our subsidiaries shall directly or indirectly (1) consolidate or merge with or into any other entity other than a subsidiary of ours, or (2) sell, lease, license, other than for purposes of granting a security interest assign, transfer, convey or otherwise dispose of all or substantially all of our respective properties or assets to any other person or entity, or (3) allow any other entity to make a purchase, tender or exchange offer that is accepted by the holders of more than 50% of the outstanding shares of our voting stock or (4) consummate a stock or share purchase agreement or other business combination with any other entity whereby such other person or entity acquires more than 50% of the outstanding shares of our voting stock or (5) (I) reorganize, recapitalize or reclassify our common stock, or (II) effect or consummate a stock combination, reverse stock split or other similar transaction involving our common shares or (III) make any public announcement or disclosure with respect to any stock combination, reverse stock split or other similar transaction involving our common shares or (ii) any "person" or "group" (as these terms are used for purposes of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations promulgated thereunder) is or shall become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of 50% of the aggregate ordinary voting power represented by our issued and outstanding voting stock of ours; provided, however, that this clause (ii) shall not apply with respect to any person or group who is the beneficial owner, directly or indirectly, of at least 50% of the aggregate voting power represented by our issued and outstanding voting stock as of the date of the issuance of the Warrant.
Rights as a Shareholder
Except as otherwise provided in the Warrants or by virtue of such holder's ownership of our common shares, the holder of a warrant does not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the Warrant.
Currently, no public market exists for our Warrants. We do not intend to apply for the listing of the Warrants on any national securities exchange.

PLAN OF DISTRIBUTION
We will deliver shares of our common stock offered hereby upon exercise of the Warrants we issued on June 11, 2014. As of the date of this prospectus, the Warrants are exercisable for a total of up to 4,693,700 common shares, which can be adjusted pursuant to the terms of the Warrants, and no more of the Warrants will be issued. We will not issue fractional shares upon exercise of the Warrants. Each of the Warrants contains instructions for exercise. In order to exercise any of the Warrants, the holder must deliver to us or our transfer agent the information required in the Warrants, along with payment for the exercise price of the shares to be purchased. We will then deliver shares of our common stock in the manner described above in the section titled "Description of Warrants."

MARSHALL ISLANDS COMPANY CONSIDERATIONS
Our corporate affairs are governed by our Third Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws, as further amended, and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of The Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in the United States. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders' rights.
Marshall Islands	Delaware
Shareholder Meetings

Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.
Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

May be held within or without the Marshall Islands.	May be held within or without Delaware.
Notice:	Notice:

Whenever shareholders are required to take any action at a meeting, written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholders' Voting Rights

Any action required to be taken by a meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote.
Any action required to be taken at a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

Marshall Islands	Delaware

Unless otherwise provided in the articles of incorporation or bylaws, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.

For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

Directors

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

The number of board members may be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.
The number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by an amendment to the certificate of incorporation.

If the board is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.
If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate.

Marshall Islands	Delaware
Dissenters' Rights of Appraisal

Shareholders have a right to dissent from any plan of merger, consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares, subject to exceptions.  For example, the right of a dissenting shareholder to receive payment of the fair value of his shares is not available if for the shares of any class or series of shares, which shares at the record date fixed to determine the shareholders entitled to receive notice of and vote at the meeting of shareholders to act upon the agreement of merger or consolidation, were either (1) listed on a securities exchange or admitted for trading on an interdealer quotation system or (2) held of record by more than 2,000 holders.

Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

Alters or abolishes any preferential right of any outstanding shares having preference; or

Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or

Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Marshall Islands	Delaware
Shareholder's Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.

In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder's stock thereafter devolved upon such shareholder by operation of law.

A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort.
Other requirements regarding derivative suits have been created by judicial decision, including that a shareholder may not bring a derivative suit unless he or she first demands that the corporation sue on its own behalf and that demand is refused (unless it is shown that such demand would have been futile).

Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of The Marshall Islands.

Reasonable expenses including attorney's fees may be awarded if the action is successful.

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

TAXATION
The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the Warrants and the common shares. This discussion does not purport to deal with the tax consequences of owning Warrants or common shares to all categories of investors, some of which, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our common shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, traders in securities that have elected the mark-to-market method of accounting for their securities, persons liable for alternative minimum tax, persons who are investors in partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities or currencies, U.S. Holders, as defined below, whose functional currency is not the U.S. dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who acquire our common shares in connection with this offering and hold the common shares as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or non-U.S. law of the ownership of the Warrants or our common shares. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect.
Marshall Islands Tax Consequences
We are incorporated in the Republic of the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by us to our shareholders or upon exercise, retirement, lapse, adjustment to exercise price, or other disposition of the Warrants.
Certain U.S. Federal Income Taxation of U.S. Holders
The discussion below is based, in part, on the description of our business as described in this prospectus and assumes that we conduct our business as described herein. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. References in the following discussion to "we" and "us" are to Top Ships Inc. and its subsidiaries on a consolidated basis.
As used herein, the term "U.S. Holder" means a beneficial owner of a Warrant or our common shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.
Exercise of Warrants
Neither we nor a U.S. Holder of a Warrant will recognize gain or loss as a result of the U.S. Holder's receipt of our common stock upon exercise of a Warrant. A U.S. Holder's adjusted tax basis in the common shares received will be an amount equal to the sum of (i) the U.S. Holder's adjusted tax basis in the Warrant exercised plus (ii) the amount of the exercise price for the Warrant. If the Warrants lapse without exercise, the U.S. Holder will recognize capital loss in the amount equal to the U.S. Holder's adjusted tax basis in the Warrants. A U.S. Holder's holding period for common shares received upon exercise of a Warrant will commence on the date the Warrant is exercised.
Sale, Retirement or Other Taxable Disposition of Warrants
Upon the sale, retirement or other taxable disposition of a Warrant, the U.S. Holder will recognize gain or loss to the extent of the difference between the sum of the cash and the fair market value of any property received in exchange therefor and the U.S. Holder's tax basis in the Warrant. Any such gain or loss recognized by a holder upon the sale, retirement or other taxable disposition of a Warrant will be capital gain or loss and will be long-term capital gain or loss if the Warrant has been held for more than one year.

Certain Adjustments to the Exercise Price
The exercise price of a Warrant is subject to adjustment under certain circumstances. Certain adjustments to the exercise price of a Warrant may cause the U.S. Holder of the Warrant to receive a constructive or deemed distribution under Section 304 of the Code. For example, if an adjustment increases a proportionate interest of a U.S. Holder of a Warrant in the fully diluted common stock without proportionate adjustments to the holders of our common stock, the U.S. Holder of the Warrants may be treated as having received a constructive distribution, which may be taxable to the U.S. Holder as a dividend. A U.S. Holder of a Warrant should consult its tax advisor regarding the U.S. federal income tax implications of adjustments to the exercise price. For a general discussion of U.S. federal income tax treatment of distributions made by us, see the section titled "Item 10.—Additional Information—E. Taxation—U.S. Federal Income Taxation of U.S Holders" incorporated by reference here from our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on April 26, 2016.
Tax Consequences to U.S. Holders of our Common Shares
For a discussion of U.S. Federal Income Tax Considerations relating to holding our shares, see the section titled "Item 10.—Additional Information—E. Taxation—U.S. Federal Income Taxation of U.S. Holders" incorporated by reference here from our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on April 26, 2016.
Certain U.S. Federal Income Taxation of "Non-U.S. Holders"
As used herein, the term a "Non-U.S. Holder" means a beneficial owner of a Warrant or common shares (other than a partnership) that is not a U.S. Holder.
If a partnership holds our common shares, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares or Warrants, you are encouraged to consult your tax advisor.
Exercise or Lapse of Warrants
A Non-U.S. Holder will not recognize any gain or loss on the exercise or lapse of the Warrants.
Tax Consequences to Non-U.S. Holders of our Common Shares
For a discussion of U.S. Federal Income Tax Considerations relating to holding our shares, see the section titled "Item 10.—Additional Information—E. Taxation—U.S. Federal Income Taxation of Non-U.S. Holders" incorporated by reference here from our Annual Report on Form 20-F for the year ended December 31, 2015, filed with the SEC on April 26, 2016.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
The following table sets forth an itemization of all estimated expenses in connection with the issuance and distribution of the securities to be registered:
Printing and Engraving Expenses	$0
Legal Fees and Expenses	$50,000
Accountants' Fees and Expenses	$10,000
Miscellaneous Costs	$3,000
Total	$63,000

LEGAL MATTERS
The validity of the securities being offered hereby will be passed upon by Seward & Kissel LLP, New York, New York.
EXPERTS
The financial statements incorporated in this Prospectus by reference from Top Ships Inc.'s annual report on Form 20-F for the year ended December 31, 2015, have been audited by Deloitte Certified Public Accountants S.A., an independent registered public accounting firm, as stated in their report, which is incorporated herein by reference. Such financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. The offices of Deloitte Certified Public Accountants S.A. are located at Fragoklissias 3a & Granikou Str., 15125 Maroussi, Athens, Greece.
ENFORCEABILITY OF CIVIL LIABILITIES
Top Ships Inc. is a Marshall Islands company and our executive offices are located outside of the U.S. in Maroussi, Greece. A majority of our directors, officers and the experts named in the prospectus reside outside the U.S. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the U.S. As a result, you may have difficulty serving legal process within the U.S. upon us or any of these persons. You may also have difficulty enforcing, both in and outside the U.S., judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.
Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form F-1 under the Securities Act of 1933, as amended, or the Securities Act, with respect to the securities offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.
The SEC allows us to "incorporate by reference" into this Prospectus information in other documents that we file with it. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this Prospectus.  We incorporate by reference in this Prospectus the documents listed below which have been filed with the SEC:
•	Our Annual Report on Form 20-F for our fiscal year ended December 31, 2015, as filed with the SEC on April 26, 2016;
•	Our Report on Form 6-K, as filed with the SEC on May 24, 2016;
•	Our Report on Form 6-K, as filed with the SEC on July 26, 2016; and
•	Only our unaudited condensed consolidated statements of income and balance sheets as of and for the six months ended June 30, 2016 (which is not intended to be a complete set of interim financial statements) and not the section entitled "Evangelos Pistiolis, President and CEO of the Company, stated", included in our Report on Form 6-K, as filed with the SEC on July 29, 2016.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address or telephone number:
TOP Ships Inc.
1 Vas. Sofias and Meg. Alexandrou Str,
15124 Maroussi, Greece
011 30 210 8128180 (telephone number)
These reports may also be obtained on our website at www.topships.org. None of the information on our website is a part of this prospectus.
Information provided by the Company
We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with U.S. GAAP. As a "foreign private issuer," we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of any stock exchange on which our common shares may be listed in the future, those proxy statements do not conform to Schedule 14A of the proxy rules promulgated under the Securities Exchange Act. In addition, as a "foreign private issuer," our officers and directors are exempt from the rules under the Securities Exchange Act relating to short swing profit reporting and liability.
Disclosure of Commission Position on Indemnification for Securities Act Liabilities
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Up to 4,693,700 Common Shares Issuable Upon Exercise of Outstanding Warrants

PROSPECTUS

August 10, 2016